BAE SYSTEMS

82-3138

03 JUL -3 AM 7:21



With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 24,299,124
Bank of New York Nominees Ltd - 4,293,542
Chase Nominees Ltd - 81,979,453
BT Globenet Nominees Ltd - 1,805,191
Midland Bank plc - 31,319,333
Deutsche Bank Mannheim - 7,600
Bankers Trust - 8,258,233
Barclays Bank - 3,688,386
Citibank London - 2,977,738
Nortrust Nominees - 22,049,708
Royal Bank of Scotland - 105,200
MSS Nominees Ltd - 339,150
State Street Bank & Trust Co - 142,800
RBSTB Nominees Ltd - 12,100
Deutsche Bank AG - 10,700
HSBC Bank plc - 37,100
ROY Nominees Limited - 192,800
Mellon Nominees (UK) Limited - 2,650,109

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4/15

Capital International Limited:
State Street Nominees Ltd - 2,639,900
Bank of New York Nominees - 18,334,415
Northern Trust - 1,486,525
Chase Nominees Ltd - 12,683,656

Midland Bank plc - 691,200
Bankers Trust - 5,590,800
Barclays Bank - 758,579
Citibank London - 953,300
Morgan Guaranty - 840,600
Nortrust Nominees - 11,244,238
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 912,400
State Street Bank & Trust Co - 1,505,600
Lloyds Bank - 442,300
Deutsche Bank AG - 3,030,507
HSBC Bank plc - 2,093,200
Mellon Bank N.A. - 776,403
Northern Trust AVFC - 294,300
KAS UK - 190,900
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 1,117,922
Clydesdale Bank plc - 659,600

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 470,947
Chase Nominees Ltd - 6,642,029
Credit Suisse London Branch - 286,300
Midland Bank plc - 1,444,400
Barclays Bank - 1,719,800
Citibank London - 297,000
Brown Bros - 107,900
Nortrust Nominees - 187,100
Morgan Stanley - 214,000
Royal Bank of Scotland - 5,800,894
MSS Nominees Ltd - 144,600
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 472,005
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,238,092
HSBC Bank plc - 1,449,500

Capital International, Inc:
State Street Nominees Ltd - 4,929,500
Bank of New York Nominees - 1,031,600
Chase Nominees Ltd - 4,787,900
Midland Bank plc - 309,100
Deutsche Bank Mannheim - 57,100
Bankers Trust - 33,900
Citibank London - 130,600

Nortrust Nominees - 2,145,499
Royal Bank of Scotland - 328,800
State Street Bank & Trust Co - 615,300
RBSTB Nominees Ltd - 61,700
Citibank NA - 478,900
Deutsche Bank AG - 63,200
Chase Manhattan Nominee Ltd - 29,600
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 26 June 2003

11. Date company informed

30 June 2003

12. Total holding following this notification

333,045,210 ordinary shares

13. Total percentage holding of issued class following this notification

10.89%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

30 June 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 26,878,324
Bank of New York Nominees Ltd - 4,760,742
Chase Nominees Ltd - 88,192,353
BT Globenet Nominees Ltd - 2,041,991
Midland Bank plc - 33,826,933
Deutsche Bank Mannheim - 7,600
Bankers Trust - 9,026,133
Barclays Bank - 4,419,786
Citibank London - 3,285,938
Nortrust Nominees - 24,124,708
Royal Bank of Scotland - 107,400
MSS Nominees Ltd - 395,650
State Street Bank & Trust Co - 145,000
RBSTB Nominees Ltd - 14,300
Deutsche Bank AG - 12,900
HSBC Bank plc - 37,100
ROY Nominees Limited - 229,500
Mellon Nominees (UK) Limited - 2,863,809

Capital International Limited:
State Street Nominees Ltd - 2,868,500
Bank of New York Nominees - 20,860,615
Northern Trust - 1,683,525
Chase Nominees Ltd - 12,765,956

Midland Bank plc - 705,900
Bankers Trust - 6,274,000
Barclays Bank - 758,579
Citibank London - 953,300
Morgan Guaranty - 924,000
Nortrust Nominees - 12,053,838
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 1,013,800
State Street Bank & Trust Co - 1,706,700
Lloyds Bank - 447,000
Deutsche Bank AG - 3,651,907
HSBC Bank plc - 2,341,600
Mellon Bank N.A. - 790,703
Northern Trust AVFC - 294,300
KAS UK - 190,900
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 1,208,222
Clydesdale Bank plc - 726,100

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 515,447
Chase Nominees Ltd - 7,438,029
Credit Suisse London Branch - 314,000
Midland Bank plc - 1,737,400
Barclays Bank - 2,070,300
Citibank London - 297,000
Brown Bros - 136,000
Nortrust Nominees - 191,900
Morgan Stanley - 218,800
Royal Bank of Scotland - 6,310,594
MSS Nominees Ltd - 147,800
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 517,205
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,328,392
HSBC Bank plc - 1,490,100

Capital International, Inc:
State Street Nominees Ltd - 5,913,900
Bank of New York Nominees - 1,209,400
Chase Nominees Ltd - 5,591,300
Midland Bank plc - 388,100
Deutsche Bank Mannheim - 57,100
Bankers Trust - 45,500
Citibank London - 161,400

Nortrust Nominees - 2,527,999
Royal Bank of Scotland - 432,200
State Street Bank & Trust Co - 757,100
RBSTB Nominees Ltd - 79,400
Citibank NA - 558,600
Deutsche Bank AG - 80,600
Chase Manhattan Nominee Ltd - 33,900
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 11 June 2003

11. Date company informed

13 June 2003

12. Total holding following this notification

360,310,410 ordinary shares

13. Total percentage holding of issued class following this notification

11.775%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

13 June 2003